

February 14, 2013

Via E-mail
Wayne Musselman
Director
Sand Technology Inc.
4115 Sherbrooke St. West, Suite 500
Westmount, Quebec, Canada, H3Z 1B1

> **Re: Sand Technology Inc.**
> **Form 20-F/A for the fiscal year ended July 31, 2012**
> **Filed December 11, 2012**
> **File No. 000-14884**

Dear Mr. Musselman:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the Fiscal Year Ended July 31, 2012

Operating and Financial Review and Prospects

Operating Results, page 19

1.   We note that the date of your transition to International Financial Reporting Standards (IFRS) was August 1, 2010. Please revise to remove any comparison to financial statements for periods prior to August 1, 2010, as no part of the discussion should relate to financial statements prepared in accordance with previous GAAP. In this regard, we note that the table of net income (loss) on page 22 includes fiscal years 2008 to 2010 and the table of quarterly results on page 24 includes quarterly results for 2009 and 2010

presented according to previous Canadian GAAP. Refer to General Instruction G(e) of Form 20-F.

Financial Statements

Independent Auditor's Report, page 1

2.   Please amend your filing to include an audit opinion that complies with the Public Company Accounting Oversight Board (PCAOB) standard regarding going concern uncertainties. In this regard, the report must use the term "substantial doubt." Refer to AU 341.12. Also refer to the related discussion at the International Practices Task Force meeting on November 22, 2011, which can be located at: http://www.thecaq.org/iptf/pdfs/highlights/2011_November22_IPTF_JointMeetingHLs_final.pdf.

Notes to Consolidated Financial Statements

Note 3 - Significant Accounting Policies

a) Basis of Presentation and Statement of Compliance, page 8

3.   Please confirm that the consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). If so, revise your disclosure to include an explicit and unreserved statement of compliance with IFRS as issued by the IASB. Alternatively, your filing should be revised to provide a reconciliation to U.S. GAAP. Refer to Item 17(c) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief